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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                   ----------

                          STANDARD MOTOR PRODUCTS, INC.
                               (NAME OF APPLICANT)

                                   ----------

                              37-18 NORTHERN BLVD.
                           LONG ISLAND CITY, NY 11101
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

        TITLE OF CLASS                                          AMOUNT
15% CONVERTIBLE SUBORDINATED                         UP TO $20,000,000 AGGREGATE
     DEBENTURES DUE 2011                                   PRINCIPAL AMOUNT

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

  AS SOON AS PRACTICABLE AFTER THE DATE OF THIS APPLICATION FOR QUALIFICATION.

                            CARMINE J. BROCCOLE, ESQ.
                  VICE PRESIDENT GENERAL COUNSEL AND SECRETARY
                          STANDARD MOTOR PRODUCTS, INC.
                              37-18 NORTHERN BLVD.
                           LONG ISLAND CITY, NY 11101
                                 (718) 392-0200

                                 WITH A COPY TO:
                              BRIAN J. CALVEY, ESQ.
                            KELLEY DRYE & WARREN LLP
                               400 ATLANTIC STREET
                               STAMFORD, CT 06901
                                 (203) 324-1400

                                   ----------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.
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

                                     GENERAL

1. GENERAL INFORMATION

(a) Standard Motor Products, Inc. (the "Company" or "Standard Motor Products") is a corporation.

(b) The Company is organized under the laws of the State of New York.

2. SECURITIES ACT EXEMPTION AVAILABLE

Upon the terms set forth in an Offer to Exchange dated March 20, 2009 (the "Offer to Exchange"), the Company is offering to exchange $1,000 principal amount of its 15% Convertible Subordinated Debentures due 2011 (the "New Debentures"), for each $1,000 principal amount of its currently outstanding 6 3/4% Convertible Subordinated Debentures due 2009 (the "Old Debentures") (the "Exchange Offer"). If the Exchange Offer is completed, the New Debentures will be governed by the indenture (the "Indenture") to be qualified under this Application for Qualification on Form T-3.

As the New Debentures are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the outstanding Old Debentures of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Debentures have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offer to Exchange and related documents and the engagement of HSBC Bank USA, N.A., as exchange agent for the Company. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

                                  AFFILIATIONS

3. AFFILIATES

The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the outstanding capital stock or membership interests as the case may be, of each of its subsidiaries, except where otherwise indicated.

                               AFFILIATE COMPANIES

SUBSIDIARIES

NAME                                         STATE OF INCORPORATION/ORGANIZATION

SMP Motor Products Ltd.                      Canada

Motortronics, Inc.                           New York

Stanric, Inc.                                Delaware

Mardevco Credit Corp.                        New York

Standard Motor Products                      Hong Kong
(Hong Kong) Limited

Industrial & Automotive Associates, Inc.     California

Standard Motor Products Holdings Limited     England and Wales

Standard Motor Products de Mexico,           Mexico
S. de R.L. de C. V.(1)

SMP Engine Management,
S. de R.L. de C.V.(1)

SMP Four Seasons de Mexico,
S. de R.L. de C. V.(1)

(1) Standard Motor Products, Inc. owns 49,999 shares and Motortronics, Inc. owns 1 share of these companies.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS

      The following table lists the names of all directors and executive officers of the Company as of the date hereof. The business address and telephone number of each of the directors and executive officers listed below is c/o Standard Motor Products, Inc., 37-18 Northern Blvd., Long Island City, New York 11101; telephone number (718) 392-0200.

            NAME                                   POSITION
---------------------------   --------------------------------------------------
Lawrence I. Sills             Chairman of the Board and Chief Executive Officer
William H. Turner             Presiding Independent Director
Robert M. Gerrity             Director
Pamela Forbes Lieberman       Director
Arthur S. Sills               Director
Peter J. Sills                Director
Frederick D. Sturdivant       Director
Richard S. Ward               Director
Roger M. Widmann              Director
John P. Gethin                President and Chief Operating Officer
James J. Burke                Vice President Finance and Chief Financial Officer
Carmine J. Broccole           Vice President General Counsel and Secretary
Dale Burks                    Vice President Temperature Control Division
Michael J. Fitzgerald         Vice President Marketing
Robert Kimbro                 Vice President Distribution Sales
Ray Nicholas                  Vice President Information Technology
Eric Sills                    Vice President Engine Management Division
Thomas S. Tesoro              Vice President Human Resources
William J. Fazio              Chief Accounting Officer
Robert H. Martin              Treasurer and Assistant Secretary

5. PRINCIPAL OWNERS OF VOTING SECURITIES

As of February 28, 2009

NAME AND COMPLETE MAILING                                                                 PERCENTAGE OF VOTING
ADDRESS                          TITLE OF CLASS OWNED       AMOUNT OWNED                  SECURITIES OWNED
GAMCO Investors, Inc. and        Common Stock                3,041,109 shares (1)         16.15%
affiliated entities
One Corporate Center
Rye, NY  10580 (1)(2)

(1) This information is based on a Schedule 13D/A filed with the SEC on January 28, 2009 (the "13D/A") by GAMCO Investors, Inc. and certain of its affiliates ("GAMCO"), which reported sole and shared voting and dispositive power as follows: (a) Gabelli Funds, LLC, sole voting power with respect to 1,030,034 shares and sole dispositive power with respect to 1,030,034 shares; (b) GAMCO Asset Management Inc., sole voting power with respect to 1,771,075 shares and sole dispositive power with respect to 1,796,075 shares; (c) Teton Advisors, Inc., sole voting power with respect to 200,000 shares and sole dispositive power with respect to 200,000 shares; (d) Gabelli Securities, Inc., sole voting power with respect to 2,000 shares and sole dispositive power with respect to 2,000 shares; (e) MJG Associates, Inc., sole voting power with respect to 4,000 shares and sole dispositive power with respect to 4,000 shares; and (f) Mario J. Gabelli, sole voting power with respect to 9,000 shares and sole dispositive power with respect to 9,000 shares. According to the 13D/A, Mario J. Gabelli is deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons. According to the 13D/A, GAMCO Investors, Inc. and GGCP, Inc. are deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons other than Mario Gabelli.

(2) According to the 13D/A, the business address of Mario J. Gabelli is c/o GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580.

                                  UNDERWRITERS

6. UNDERWRITERS

(a) No person is acting as an underwriter of the New Debentures proposed to be offered pursuant to the Indenture.

(b) Not applicable.

                               CAPITAL SECURITIES

7. CAPITALIZATION

(a) The authorized and outstanding capital stock and debt securities of the Company as of February 28, 2009 were as follows:

TITLE OF CLASS                                          AMOUNT AUTHORIZED     AMOUNT OUTSTANDING
Common Stock, par value $2.00                           30,000,000 shares     18,764,316 shares

Preferred Stock, par value $20.00                       500,000 shares(1)     None

6 3/4% Convertible Subordinated Debentures due 2009     $90,000,000           $44,865,000

      (1) The authorized preferred stock includes 30,000 shares designated as Series A Preferred Stock and reserved for future issuance.

(b) Holders of common stock are entitled to one vote per share on all matters on which holders of common stock are entitled to vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of more than 50% of the shares of common stock voting for the election of directors currently can elect all of the directors, and the remaining holders will not be able to elect any directors.

Holders of Series A Preferred Stock, if issued, would be entitled to one thousand votes per share on all matters submitted to a vote of stockholders of the Company. Except as otherwise provided in the Company's restated certificate of incorporation or restated by-laws, holders of Series A Preferred Stock and the holders of shares of common stock would vote together as one class on all matters submitted to a vote of stockholders of the Company. The holders of Series A Preferred Stock, if issued, would be entitled to elect two directors of the Company whenever dividends payable on Series A Preferred Stock were to become in default.

Except as noted above, no holder of any other securities of the Company, including the 6 3/4% Convertible Subordinated Debentures due 2009, is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS

The New Debentures will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and HSBC Bank USA, N.A., as trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

      (a) Events of Default; Withholding of Notice

The following will be Events of Default under the Indenture:

      (i) the Company's failure to pay principal of or premium, if any, on any New Debenture when due, whether or not the subordination provisions of the Indenture prohibit such payment;

      (ii) the Company's failure to pay any interest on any New Debenture when due, continuing for 30 days, whether or not the subordination provisions of the Indenture prohibit such payment;

      (iii) the Company's default in its obligation to provide notice of a Change of Control;

      (iv) the Company's failure to perform any of its other material covenants or warranties in the Indenture, continuing for 60 days after the Trustee or the Holders of at least 25% in aggregate principal amount of New Debentures then outstanding give the Company written notice;

      (v) the Company's failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by the Company in excess of $10 million if the Company has not discharged such indebtedness, or such acceleration is not annulled, within 30 days after the Trustee or the Holders of at least 25% in aggregate principal amount of New Debentures then outstanding give the Company written notice; and

      (vi) certain events of the Company's bankruptcy, insolvency or reorganization.

The Indenture will provide that the trustee will, within 90 days of the occurrence of a Default or Event of Default, give to Holders of New Debentures a notice of the Default or Event of Default. The Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Debentures, except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Debenture.

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the New Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

If an Event of Default (other than an Event of Default specified in clause (vi) above) occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the New Debentures then outstanding may accelerate the maturity of all New Debentures. If an Event of Default specified in clause (vi) occurs and is continuing, the principal of and any accrued interest on all of the New Debentures then outstanding shall ipso facto become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder.

At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration has been issued, the Holders of a majority in aggregate principal amount of New Debentures then outstanding may, under certain circumstances as set forth in the Indenture, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture.

No Holder of any New Debenture will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the New Debentures then outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the New Debentures then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a New Debenture for the enforcement of payment of the principal of or premium, if any, or interest on such New Debenture on or after the respective due dates expressed in such New Debenture or of the right to convert such New Debenture in accordance with the Indenture.

The Company will be required to furnish to the Trustee annually a statement as to its performance of certain of the Company's obligations under the Indenture and as to any default in such performance.

      (b) Authentication and Delivery of New Debentures; Use of Proceeds

The New Debentures to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of the Company (individually, an "Officer"), and delivered to the Trustee.

The Trustee shall, upon a written order of the Company signed by two Officers, authenticate New Debentures for original issue up to the aggregate principal amount stated in paragraph 4 of the New Debentures. The aggregate principal amount of New Debentures outstanding at any time may not exceed such amount except as provided in Section 2.07 of the Indenture.

There will be no proceeds from the issuance of the New Debentures because the New Debentures are being issued in exchange for the Old Debentures.

      (c) Release and Substitution of Property Subject to the Lien of the Indenture

The New Debentures are unsecured obligations of the Company. As such, the New Debentures are not secured by any lien on any property.

      (d) Satisfaction and Discharge of the Indenture

The obligations under the New Debentures and the Indenture may be satisfied by
(i) payment on the stated maturity date, or any applicable change of control purchase date, as the case may be, or (ii) conversion.

      (1) REDEMPTION AT THE OPTION OF THE COMPANY.

The New Debentures are not redeemable by the Company, in whole or in part, at any time.

      (2) PURCHASE BY THE COMPANY AT THE OPTION OF THE HOLDER.

If a Change of Control occurs, each Holder of New Debentures shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's New Debentures, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below), at a price in cash equal to 101% of the principal amount of the New Debentures to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price by issuing shares of common stock. The number of shares of common stock tendered in payment shall be determined by dividing the Repurchase Price by the value of the common stock, which for this purpose shall be equal to 95% of the average of the closing sale prices of the common stock for the five consecutive Trading Days ending on and including the third Trading Day preceding the Repurchase Date. Such payment may not be made in common stock unless the Company satisfies certain conditions with respect thereto prior to the Repurchase Date as provided in the Indenture.

On or before the 30th day after the occurrence of a Change of Control, the Company is obligated to give to all Holders of the New Debentures notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a Holder of New Debentures must deliver on or before the fifth day prior to the Repurchase Date irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the New Debentures with respect to which the right is being exercised.

      (3) CONVERSION.

Subject to and in compliance with the provisions of the Indenture, a holder of the New Debentures is entitled, at such holder's option, to convert any portion of the principal amount of a New Debenture that is an integral multiple of $100,000 (or the entire principal amount of New Debentures held by such Holder if not an integral multiple of $100,000), into shares of common stock, unless previously repurchased, at the conversion rate in effect at the time of conversion. The initial conversion rate is equal to the number of shares per $1,000 principal amount of Debentures shown on the front cover of the Offer to Exchange, subject to adjustment in certain events described in the Indenture.

To surrender a New Debenture for conversion, a holder must (1) deliver the New Debenture at the Company's office or the office of a conversion agent appointed by the Company, together with a duly signed and completed notice of conversion,
(2) furnish appropriate endorsements and transfer documents and (3) pay any transfer or similar tax, if required by the Indenture. No fractional shares of common stock shall be issued upon conversion of any New Debentures. Instead of any fractional share of common stock that would otherwise be issued upon conversion of such New Debentures, the Company shall pay a cash adjustment as provided in the Indenture, or at the Company's option, round up to the next whole number of shares.

      (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company shall deliver to the Trustee within 90 days after the end of each fiscal year of the Company, an officers' certificate, stating whether or not to the knowledge of the signers thereof, the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. OTHER OBLIGORS

None.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

(a) Pages numbered 1 to 8, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of HSBC Bank USA, N.A., Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A-1      Restated Certificate of Incorporation of the Company, dated
                   July 31, 1990 (filed as an Exhibit to the Company's Annual
                   Report on Form 10-K for the year ended December 31, 1990).

Exhibit T3B        Restated By-laws of the Company, dated May 23, 1996 (filed as
                   an Exhibit to the        Company's Annual Report on Form 10-K
                   for the year ended December 31, 1996.)

Exhibit T3C*       Form of Indenture between the Company and HSBC Bank USA,
                   N.A., as Trustee.

Exhibit T3D        Not applicable.

Exhibit T3E-1      Offer to Exchange, dated March 20, 2009 (incorporated by
                   reference to Exhibit (a)(1)(i) of the Company's Issuer Tender
                   Offer Statement on Schedule TO dated March 20, 2009).

Exhibit T3E-2      Form of Letter of Transmittal (incorporated by reference to
                   Exhibit (a)(1)(ii) of the Company's Issuer Tender Offer
                   Statement on Schedule TO dated March 20, 2009).

Exhibit T3E-3      Press Release (incorporated by reference to Exhibit (a)(5) of the Company's Issuer Tender Offer Statement on Schedule TO dated March 20, 2009).

Exhibit T3F*       Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939
                   (included as part of Exhibit T3C herewith).

Exhibit T3G*       Statement of eligibility and qualification of the Trustee on
                   Form T-1.

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* Filed herewith.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Standard Motor Products, Inc., a corporation organized and existing under the laws of New York, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 20th day of March, 2009.

(Seal)                                      Standard Motor Products, Inc.

Attest: /s/ Carmine J. Broccole             By: /s/ James J. Burke
        --------------------------------        ------------------
Name:   Carmine J. Broccole, Esq.           Name:  James J. Burke
Title:  Vice President General Counsel      Title: Vice President Finance and
        and Secretary                              Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION

Exhibit T3A-1      Restated Certificate of Incorporation of the Company, dated
                   July 31, 1990 (filed as an Exhibit to the Company's Annual
                   Report on Form 10-K for the year ended December 31, 1990).

Exhibit T3B        Restated By-laws of the Company, dated May 23, 1996 (filed as
                   an Exhibit to the        Company's Annual Report on Form 10-K
                   for the year ended December 31, 1996.)

Exhibit T3C*       Form of Indenture between the Company and HSBC Bank USA,
                   N.A., as Trustee.

Exhibit T3D        Not applicable.

Exhibit T3E-1      Offer to Exchange, dated March 20, 2009 (incorporated by
                   reference to Exhibit (a)(1)(i) of the Company's Issuer Tender
                   Offer Statement on Schedule TO dated March 20, 2009).

Exhibit T3E-2      Form of Letter of Transmittal (incorporated by reference to
                   Exhibit (a)(1)(ii) of the Company's Issuer Tender Offer
                   Statement on Schedule TO dated March 20, 2009).

Exhibit T3E-3      Press Release (incorporated by reference to Exhibit (a)(5) of the Company's Issuer Tender Offer Statement on Schedule TO dated March 20, 2009).

Exhibit T3F*       Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939
                   (included as part of Exhibit T3C herewith).

Exhibit T3G*       Statement of eligibility and qualification of the Trustee on
                   Form T-1.

-------------
* Filed herewith